UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L107**

(CUSIP Number)

Leo Ou Chen Super ROI Global Holding Limited c/o 20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People’s Republic of China +86-10 5676 6999	Yusen Dai Pinnacle High-Tech Limited c/o 20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People’s Republic of China +86-10 5676 6999

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Leo Ou Chen (“Mr. Chen”), Super ROI Global Holding Limited (“Super ROI”), Yusen Dai (“Mr. Dai”) and Pinnacle High-Tech Limited (“Pinnacle”), with respect to the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), of Jumei International Holding Limited, a Cayman Islands company (the “Company”). The Class A Ordinary Shares beneficially owned by Mr. Chen and Super ROI were previously reported on a Schedule 13G filed on February 12, 2015. The Class A Ordinary Shares beneficially owned by Mr. Dai and Pinnacle were previously reported on a Schedule 13G filed on February 12, 2015.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.7% of the Class A Ordinary Shares(2) (or 34.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 50,892,198 Class B Ordinary Shares held by Super ROI Global Holding Limited. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(2)	Based on 87,829,756 Class A Ordinary Shares outstanding as of December 31, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

2

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.7% of the Class A Ordinary Shares(4) (or 34.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing 50,892,198 Class B Ordinary Shares.
(4)	Based on 87,829,756 Class A Ordinary Shares outstanding as of December 31, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

3

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Yusen Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,912,642 Ordinary Shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,912,642 Ordinary Shares(5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,642 Ordinary Shares(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% of the Class A Ordinary Shares(6) (or 5.4% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Representing 7,912,642 Class B Ordinary Shares held by Pinnacle High-Tech Limited. Each Class B Ordinary Shares is convertible at the option of the holder into one Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(6)	Based on 87,829,756 Class A Ordinary Shares outstanding as of December 31, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

4

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Pinnacle High-Tech Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,912,642 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,912,642 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,642 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% of the Class A Ordinary Shares(8) (or 5.4% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing 7,912,642 Class B Ordinary Shares.
(8)	Based on 87,829,756 Class A Ordinary Shares outstanding as of December 31, 2015 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

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Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares of the Company. The Ordinary Shares of the Company consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00025 each.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing one Class A Ordinary Share, of the Company are listed on the New York Stock Exchange under the symbol “JMEI.”

The principal executive offices of the Company are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Mr. Chen, Super ROI, Mr. Dai and Pinnacle are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Reporting Person or by any member of the Buyer Group (as defined in Item 4) that is not a Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Chen is the founder, chairman of board of directors and chief executive officer of the Company. Mr. Dai is the co-founder, director and vice president of products of the Company. Each of Mr. Chen and Mr. Dai is a PRC citizen. Each of Super ROI and Pinnacle is principally an investment holding vehicle. Each of Super ROI and Pinnacle is a company organized and existing under the laws of the British Virgin Islands. Super ROI is ultimately wholly owned by The Leo Chen Trust. RBC Trust Company (Singapore) Pte Ltd is the trustee of The Leo Chen Trust, with Mr. Leo Ou Chen as settlor and Mr. Leo Ou Chen and his family as beneficiaries. Pinnacle is ultimately wholly owned by The Pinnacle High-Tech Trust. RBC Trust Company (Singapore) Pte Ltd is the trustee of The Pinnacle High-Tech Trust, with Mr. Yusen Dai as settlor and Mr. Yusen Dai and his family as beneficiaries. The principal business address of each of Mr. Chen, Super ROI, Mr. Dai and Pinnacle is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Super ROI and Pinnacle are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons, and members of the Buyer Group (as defined in Item 4) that are not Reporting Persons, may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On February 17, 2016, Mr. Chen, Mr. Dai, Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. (collectively, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$7.00 per ADS, or US$7.00 per Class A Ordinary Share (the ”Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copies of which is attached hereto as Exhibit B, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 87,829,756 Class A Ordinary Shares and 58,804,840 Class B Ordinary Shares outstanding as of December 31, 2015.

7

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons, and members of the Buyer Group that are not Reporting Persons, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 79,704,840 outstanding Ordinary Shares, which represents approximately 54.4% of the total outstanding Ordinary Shares and approximately 90.1% of the voting power of the total outstanding Ordinary Shares. The aggregate of 79,704,840 outstanding Ordinary Shares include (i) 17,516,290 Class A Ordinary Shares held by Sequoia Capital China II, L.P., (ii) 440,990 Class A Ordinary Shares held by Sequoia Capital China Partners Fund II, L.P. and (iii) 2,942,720 Class A Ordinary Shares held by Sequoia Capital China Principals Fund II, L.P., as reported in a Schedule 13G filed by Sequoia Capital China II, L.P. on February 12, 2016. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

8

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated February 26, 2016 by and among the Reporting Persons.

B	Proposal Letter dated February 17, 2016 from the Buyer Group to the board of directors of the Company.

___________________________

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2016

Leo Ou Chen	By:	/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Yusen Dai	By:	/s/ Yusen Dai

Pinnacle High-Tech Limited	By:	/s/ Yusen Dai
Name: Yusen Dai
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Super ROI Global Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Pinnacle High-Tech Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Yusen Dai	The People’s Republic of China

Executive Officers:

None

 Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A ordinary shares of Jumei International Holding Limited, including Class A ordinary shares represented by American depositary shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 26, 2016

Date: February 26, 2016

Leo Ou Chen	By:	/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Yusen Dai	By:	/s/ Yusen Dai

Pinnacle High-Tech Limited	By:	/s/ Yusen Dai
Name: Yusen Dai
Title: Director

Exhibit B

February 17, 2016

The Board of Directors

Jumei International Holding Limited (the "Company"), 20F, Tower B, Central Point Plaza, No.11 Dongzhimen South Avenue, Dongcheng District, 100007 Beijing PRC

Dear Sirs:

Mr. Leo Ou Chen, Founder, Chairman of the Board of Directors and CEO of the Company, Mr. Yusen Dai, Co-founder, Director and Vice President of Products of the Company, and Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. (collectively referred to as the “Sequoia funds” and together with Mr. Chen and Mr. Dai, the "Buyer Group"), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of the Company not owned by the Buyer Group in a going-private transaction (the "Acquisition"). Our proposed purchase price is US$ 7.0 per American depositary share of the Company ("ADS", each representing one Share) in cash. The Buyer Group and their affiliates beneficially own approximately 54.4% of all the issued and outstanding Shares of the Company, which represent approximately 90.1% of the aggregate voting power of the Company.

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 26.6 % above the average closing price of the Company's ADSs over the last 10 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$ 7.0 per ADS, or US$7.0 per Share (the "Offer Price"), in cash.

3.	Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Leo Ou Chen

/s/ Leo Ou Chen
Leo Ou Chen

Yusen Dai

/s/ Yusen Dai
Yusen Dai

Sequoia Capital China II, L.P.
Sequoia Capital China Partners Fund II, L.P.
Sequoia Capital China Principals Fund II, L.P.

By:	Sequoia Capital China Management II, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

SIGNED by	/s/ Wendy Kok
Name:Wendy Kok
Authorized Signatory